210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2011 Year End Results

CALGARY, AB, March 15th, 2012 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the year ended December 31, 2011.

“In the last year we made substantial progress as we announced positive clinical trial results and started clinical trials in additional cancer indications while maintaining the strength of our balance sheet,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our primary focus in the near term remains completing enrollment in the first stage of our Phase III study in head and neck cancers with the support of an increasing number of enrolling centres in Europe and North America.”

Selected Highlights

Since January 1, 2011, the Company has made a number of significant announcements:

Clinical Trial Results

•
Presented interim data from a Phase II clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer (REO 017) indicating that the clinical study had successfully reached its primary endpoint, and that the drug combination was active. Eight patients of 13 evaluable patients in the study had stable disease (SD) for 12 weeks or longer, for a clinical benefit rate (complete response (CR) + partial response (PR) + SD) of 62%. An additional patient had an unconfirmed PR of less than six weeks. Seventeen evaluable patients with pancreatic cancer were expected to be treated in the first stage and if three or more patients received clinical benefit, the study would then proceed to the next stage. This endpoint was met after six evaluable patients were enrolled;

•
Presented positive results from a Phase II clinical trial (REO 015) using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. Of the 13 patients evaluable for response, four had PRs, for an objective response rate of 31%. Six patients had SD or better for 12 weeks or longer for a disease control rate (SD or better) of 46%. Two of the four patients with PRs and both patients with SD had received prior treatment with taxanes;

•	The presentation of interim preliminary results from a Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-

small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours at the International Association for the Study of Lung Cancer World Conference on Lung Cancer. As of the presentation date, response evaluation in 21 patients showed six PR (28.6%), 13 SD (61.9%) and two progressive disease (PD) (9.5%), translating into a clinical benefit rate (complete response (CR) + PR + SD) of 90.5% and a response rate (CR + PR) of 28.6%;

•
Interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. On initial histological analysis of the 10 treated patients, there was evidence of selective delivery of virus to tumour versus normal liver and viral replication in the majority (seven) of patients;

Ongoing Clinical Program

•
Entry into an agreement whereby the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario, will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with recurrent or metastatic castration resistant prostate cancer enrolling up to 80 patients;

•
Agreement with the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, to sponsor a Phase I study of REOLYSIN alone in patients with relapsed multiple myeloma;

•
The opening of enrollment in a U.S. Phase 1 study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022);

•
Start of enrollment in a 2-Arm randomized Phase II study of carboplatin, paclitaxel plus REOLYSIN versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer sponsored by the NCI;

•
Completion of enrollment in a U.S. Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers (REO 015);

Manufacturing

•	SAFC®, a Division of Sigma-Aldrich Corporation, commenced validation activities designed to demonstrate the manufacturing process for the commercial production of REOLYSIN is robust and reproducible;

•
A commercial supply agreement with SAFC for the commercial manufacture of REOLYSIN. Under the terms of the agreement, SAFC will perform process validation of the product, will continue to supply clinical requirements and will supply commercial material upon approval of the product;

Preclinical Program

•
The posting of a study in the online version of Molecular Therapy, a publication of The American Society of Gene and Cell Therapy, investigating the timing of chemotherapy delivery that optimizes the efficacy of systemic REOLYSIN. The paper, authored by Kottke et al., was entitled “Precise Scheduling of Chemotherapy Primes VEGF-producing Tumors for Successful Systemic Oncolytic Virotherapy.” It describes when best to administer taxanes with reovirus to optimize viral delivery to the tumor mass. The researchers demonstrated that this drug combination yielded superior results to either treatment alone. They were able to reproducibly cure nearly half of the treated animals by employing this optimized schedule of paclitaxel/REOLYSIN;

Financial

•
Closed bought deal financing, that had been increased to $18.5 million from $15 million, for gross proceeds of $21.3 million following the full exercise of the over-allotment option by the syndicate of underwriters;

•
Pursuant to the acceleration of the expiry date of those warrants issued on November 23, 2009, the Company received proceeds of approximately US$6.8 million resulting from the exercise of 1,943,000 warrants;

•	The exercise of 1,322,750 warrants, issued in connection with the financing that closed on November 8, 2010, providing the Company with proceeds of approximately $8.2 million;

Corporate

•
The appointment of Gerard Kennealey, MD as Senior Vice President of Clinical Development and Chief Medical Officer (CMO). Dr. Kennealey most recently held the position of Vice President of Scientific Affairs at Cephalon Inc.; and

•	The appointment of George M. Gill, MD as Senior Vice President of Regulatory Affairs and Chief Safety Officer. Dr. Gill has been an officer of Oncolytics since 2002.

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,	January 1,
	2011 $	2010 $	2010 $
Assets
Current assets
Cash and cash equivalents	32,918,751	39,296,682	32,448,939
Short-term investments	1,936,787	3,609,246	1,679,937
Accounts receivable	55,392	284,988	64,787
Prepaid expenses	721,576	278,934	507,408
Total current assets	35,632,506	43,469,850	34,701,071
Non-current assets
Property and equipment	392,111	226,911	208,320
Long term investment	—	—	684,000
Total non-current assets	392,111	226,911	892,320
Asset held for sale	—	735,681	—
Total assets	36,024,617	44,432,442	35,593,391
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	6,504,238	2,500,682	4,226,933
Warrant liability	—	5,536,800	1,023,051
Total current liabilities	6,504,238	8,037,482	5,249,984
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2011 – 71,251,335 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	177,282,566	155,439,610	131,908,274
Warrants	2,653,627	4,108,652	2,437,460
Contributed surplus	21,142,519	19,399,489	13,734,743
Accumulated other comprehensive loss	(117,501)	(156,660)	—
Accumulated deficit	(171,440,832)	(142,396,131)	(117,737,070)
Total shareholders’ equity	29,520,379	36,394,960	30,343,407
Total liabilities and equity	36,024,617	44,432,442	35,593,391

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	2011 $	2010 $
Expenses
Research and development	23,386,685	13,882,565
Operating	5,334,582	6,003,870
Loss before the following	(28,721,267)	(19,886,435)
Write down of asset available for sale	(735,681)	—
Change in fair value of warrant liability	36,000	(4,841,949)
Interest	416,247	76,934
Loss before income taxes	(29,004,701)	(24,651,450)
Income tax expense	(40,000)	(7,611)
Net loss	(29,044,701)	(24,659,061)
Other comprehensive gain (loss) - translation adjustment	39,159	(156,660)
Net comprehensive loss	(29,005,542)	(24,815,721)
Basic and diluted loss per common share	(0.41)	(0.39)
Weighted average number of shares (basic and diluted)	70,911,526	62,475,403

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	$	$	$	$	$	$

As at January 1, 2010	131,908,274	2,437,460	13,734,743	—	(117,737,070)	30,343,407

Net loss and comprehensive loss	—	—	—	(156,660)	(24,659,061)	(24,815,721)

Issue of common shares, public offering	22,639,719	4,120,201	—	—	—	26,759,920
Exercise of warrants	787,508	(11,009)	—	—	—	776,499
Exercise of stock options	104,109	—	(24,295)	—	—	79,814
Expired warrants	—	(2,438,000)	2,438,000	—	—	—
Share based compensation	—	—	3,251,041	—	—	3,251,041
As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	2011 $	2010 $

Operating Activities
Net loss for the year	(29,044,701)	(24,659,061)
Amortization - property and equipment	92,590	63,156
Share based compensation	1,805,503	3,251,041
Change in fair value of warrant liability	(36,000)	4,841,949
Write down of asset available for sale	735,681	—
Unrealized foreign exchange loss	115,234	343,821
Net change in non-cash working capital	3,790,510	(1,717,978)
Cash used in operating activities	(22,541,183)	(17,877,072)
Investing Activities
Acquisition of property and equipment	(257,790)	(81,846)
Acquisition of investment	—	(51,681)
Redemption (purchase) of short-term investments	1,672,459	(1,929,309)
Cash provided by (used in) investing activities	1,414,669	(2,062,836)
Financing Activities
Proceeds from exercise of stock options and warrants	14,824,658	528,211
Proceeds from public offering	—	26,759,921
Cash provided by financing activities	14,824,658	27,288,132
Increase (decrease) in cash	(6,301,856)	7,348,224
Cash and cash equivalents, beginning of year	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents	(76,075)	(500,481)
Cash and cash equivalents, end of year	32,918,751	39,296,682

To view the Company's Fiscal 2011 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2012 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com